Exhibit 99.1

Fanhua Reports First Quarter 2017 Unaudited Financial Results

GUANGZHOU, May 22, 2017 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20171.

Financial Highlights for the First Quarter of 2017:

(In thousands, except per ADS)	2016 Q1 (RMB)	2017 Q1 (RMB)	2017 Q1 (US$)	Change %
Total net revenues	907,864	1,467,380	213,183	61.6
Operating (loss) income	(19,998)	63,202	9,182	N/A
Net income attributable to the Company’s shareholders	19,360	69,740	10,132	260.2
Diluted net income per ADS	0.32	1.15	0.17	257.1

Commenting on the first quarter 2017 financial results, Mr. Chunlin Wang, Chief Executive Officer of Fanhua, stated, “We had a good start in the first quarter of 2017. Total revenues grew by 61.6% compared to the first quarter of 2016 and operating income increased to RMB63.2 million, significantly higher than our prior guidance. The strong performance was primarily driven by a record high growth of 283.5% year-over-year in life insurance business. Revenues from the life insurance business represented 41.8% of our total revenues in the first quarter of 2017, as compared to 17.6% in the same period last year. We expect revenues from the life insurance business to represent a higher percentage of our total revenues and this business to be major driver of sustainable and substantial growth in our revenues and profits in the next several years.”

Financial Results for the First quarter of 2017

Total net revenues were RMB1.5 billion (US$213.2 million) for the first quarter of 2017, representing an increase of 61.6% from RMB907.9 million for the corresponding period in 2016.

●	Net revenues for the insurance agency business were RMB1.3 billion (US$184.4 million) for the first quarter of 2017, representing an increase of 81.9% from RMB697.5 million for the corresponding period in 2016.

➢	Net revenues for the life insurance agency business were RMB613.4 million (US$89.1 million) for the first quarter of 2017, representing an increase of 283.5% from RMB159.9 million for the corresponding period in 2016, primarily due to the increase in insurance premiums derived from regular term life insurance policies by 292.2% from the corresponding period in 2016 to RMB741.7 million (US$107.8 million) in the first quarter of 2017 as the result of successful implementation of our cross-selling strategy and industry growth. Revenues generated from the life insurance agency business accounted for 41.8% of our total net revenues in the first quarter of 2017.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8832 to US$ 1.00, the effective noon buying rate as of March 31, 2017 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Exhibit 99.1

➢	Net revenues for the P&C insurance agency business were RMB655.6 million (US$95.2 million) for the first quarter of 2017, representing an increase of 22.0% from RMB537.5 million for the corresponding period in 2016. The growth slow-down in this business was primarily because PICC Property and Casualty Company Limited (“PICC P&C”) suspended business cooperation with us starting from March 1, 2017. Revenues generated from the P&C insurance business accounted for 44.7% of our total net revenues in the first quarter of 2017.

●	Net revenues for the insurance brokerage business were RMB133.8 million (US$19.4 million) for the first quarter of 2017, representing a decrease of 6.5% from RMB143.1 million for the corresponding period in 2016. The decrease was mainly due to the suspension of business cooperation with PICC P&C starting from March 1, 2017. Revenues generated from the insurance brokerage business accounted for 9.1% of total net revenues in the first quarter of 2017.

●	Net revenues for the claims adjusting business were RMB64.6 million (US$9.4 million) for the first quarter of 2017, representing a decrease of 4.0% from RMB67.3 million for the corresponding period in 2016. Revenues generated from the claims adjusting business accounted for 4.4% of our total net revenues in the first quarter of 2017.

Total operating costs and expenses were RMB1.4 billion (US$204.0 million) for the first quarter of 2017, representing an increase of 51.3% from RMB927.9 million for the corresponding period in 2016.

●	Total operating costs were RMB1.2 billion (US$176.9 million) for the first quarter of 2017, representing an increase of 71.8% from RMB708.8 million for the corresponding period in 2016.

➢	Costs of the insurance agency business were RMB1.0 billion (US$151.5 million) for the first quarter of 2017, representing an increase of 90.7% from RMB546.8 million for the corresponding period in 2016.

◆	Costs of the life insurance agency business were RMB435.1 million (US$63.2 million) for the first quarter of 2017, representing an increase of 297.9% from RMB109.4 million for the corresponding period in 2016. The increase was in line with the growth in sales. Costs incurred by the life insurance agency business accounted for 35.7% of our total operating costs in the first quarter of 2017.

Exhibit 99.1

◆	Costs of the P&C insurance agency business were RMB607.4 million (US$88.2 million) for the first quarter of 2017, representing an increase of 38.8% from RMB437.5 million for the corresponding period in 2016. The increase was primarily driven by the growth in sales and increased rate of commissions paid to sale agents. Costs incurred by the P&C insurance business accounted for 49.9% of our total operating costs in the first quarter of 2017.

➢	Costs of insurance brokerage business were RMB124.8 million (US$18.1 million) for the first quarter of 2017, representing an increase of 9.8% from RMB113.6 million for the corresponding period in 2016. The increase in costs for the insurance brokerage business was primarily driven by increased rate of commissions paid to sale agents. Costs incurred by the insurance brokerage business accounted for 10.3% of our total operating costs in the first quarter of 2017.

➢	Costs of claims adjusting business were RMB50.3 million (US$7.3 million) for the first quarter of 2017, representing an increase of 4.1% from RMB48.3 million for the corresponding period in 2016. The increase was primarily attributable to the increased average salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 4.1% of our total operating costs in the first quarter of 2017.

●	Selling expenses were RMB52.4 million (US$7.6 million) for the first quarter of 2017, representing a decrease of 52.0% from RMB109.1 million for the corresponding period in 2016. The decrease was primarily because promotional marketing expenses were paid to sales agents in the first quarter of 2016 while such expenses were canceled in the first quarter of 2017.

●	General and administrative expenses were RMB134.2 million (US$19.5 million) for the first quarter of 2017, representing an increase of 22.0% from RMB110.0 million for the corresponding period in 2016. The increase was primarily due to an increase in payroll expense.

As a result of the preceding factors, we had an operating income of RMB63.2 million (US$9.2 million) for the first quarter of 2017, as compared to an operating loss of RMB20.0 million for the corresponding period in 2016.

Operating margin was 4.3% for the first quarter of 2017, compared to -2.2% for the corresponding period in 2016. The increase was primarily due to the increase in sales of regular term life insurance policies which have higher profit margin.

Investment income was RMB10.3 million (US$1.5 million) for the first quarter of 2017, representing a decrease of 37.5% from RMB16.5 million for the corresponding period in 2016. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Exhibit 99.1

Interest income was RMB0.6 million (US$0.1 million) for the first quarter of 2017, representing a decrease of 87.5% from RMB4.5 million for the corresponding period in 2016. The decrease in interest income was primarily due to decreases in term deposits as a result of increases in short-term investments.

Income tax expense was RMB28.5 million (US$4.1 million) for the first quarter of 2017, representing an increase of 71.4 times from RMB0.4 million for the corresponding period in 2016. The increase was primarily due to an increase in operating income. The effective tax rate for the first quarter of 2017 was 37.7% compared with 6.3% for the corresponding period in 2016. The increase in effective tax rate was mainly because deferred tax assets allowance resulting from the operation loss incurred by certain of our subsidiaries, which is not expected to be utilized in the future, was fully recognized in the first quarter of 2017.

Share of income of affiliates was RMB17.7 million (US$2.6 million) for the first quarter of 2017, representing an increase of 75.1% from RMB10.1 million for the corresponding period in 2016, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB69.7 million (US$10.1 million) for the first quarter of 2017, representing an increase of 260.2% from RMB19.4 million for the corresponding period in 2016.

Net margin was 4.8% for the first quarter of 2017 compared with 2.1% for the corresponding period in 2016.

Basic and diluted net income per ADS were RMB1.20 (US$0.17) and RMB1.15 (US$0.17) for the first quarter of 2017, respectively, representing increases of 257.0% and 257.1% from RMB0.34 and RMB0.32 for the corresponding period in 2016.

As of March 31, 2017, the Company had RMB3.0 billion (US$437.2 million) in cash, cash equivalents and short term investments.

Key Operational Metrics for Fanhua’s Online Initiatives for the First Quarter of 2017:

●	CNpad Mobile Application (“CNpad App”) - Our proprietary mobile sales support system:

➢	CNpad App had been downloaded and activated 251,819 times as of March 31, 2017, representing an increase of 106.9% from 121,730 times as of March 31, 2016;

➢	The number of active users[2] of CNpad App was 56,446 in the first quarter of 2017, representing an increase of 102.3% from 27,905 in the first quarter of 2016;

[2]	Active users are defined as users who made at least one purchase through CNpad App during the specified period.

Exhibit 99.1

➢	Insurance premiums generated through CNpad App were RMB1.6 billion (US$230.2 million) in the first quarter of 2017, representing an increase of 98.0% from RMB800.1 million for the corresponding period of 2016 and accounted for 39.8% of our total insurance premiums in the first quarter of 2017 as compared to 25.9% for the corresponding period of 2016.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 1.6 million as of March 31, 2017, representing an increase of 107.2% from 0.8 million as of March 31, 2016.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 862,497 as of March 31, 2017, representing an increase of 151.5% from 343,000 as of March 31, 2016.

➢	The number of active customer accounts[3] was 48,046 in the first quarter of 2017, representing an increase of 73.0% from 27,769 in the corresponding period of 2016;

➢	Insurance premiums generated on or through Baoxian.com was RMB53.0 million (US$7.7 million) in the first quarter of 2017, representing an increase of 339.9% from RMB12.0 million in the corresponding period of 2016.

Recent Development

●	On April 20, 2017, Fanhua’s board of directors declared a cash dividend of US$0.006 per ordinary share, or US$0.12 per ADS to shareholders of record on May 8, 2017, payable on or around on May 18, 2017. The total cash dividend was approximately US$7.4 million, which represented 32.8% of the Company’s audited net income attributable to shareholders for the year 2016.

●	On April 6, 2017, Fanhua announced the completion of a private placement of its 66,000,000 ordinary shares (equivalent to 3,300,000 ADS), at a purchase price of US$0.44185 per ordinary share (equivalent to US$8.837 per ADS), for a total investment of US$29,162,100, by Fosun Industrial Holdings Limited (“Fosun”), a wholly-owned subsidiary of Fosun International Limited (00656.HK). The purchase price represented the average closing price of ADSs in the past 20 trading days prior to the signing of the share purchase agreement between Fosun and the Company on March 29, 2017. Fosun holds 5.34% of the equity interests in the Company post-closing and its purchased shares are subject to a contractual one-year lock-up. In connection with this investment, Fosun and Fanhua agreed to establish a long term strategic partnership to collaborate in areas such as insurance, healthcare, investment and financial services. Fanhua expects to strengthen business cooperation with Fosun’s affiliated insurance companies to leverage Fosun’s brand name and variety of insurance offerings with its own extensive insurance sales and service network.

[3]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

Exhibit 99.1

●	Fanhua had 280,916 sales agents and 1,241 professional claims adjustors as of March 31, 2017, compared with 132,539 sales agents, and 1,400 professional claims adjustors as of March 31, 2016. As of March 31, 2017, Fanhua’s distribution network consisted of 810 sales outlets operating in 21 provinces, compared with 447 sales outlets operating in 18 provinces as of March 31, 2016. Its claims adjusting service network covered 29 provinces with 149 service outlets as of March 31, 2017, compared with 155 service outlets in 29 provinces as of March 31, 2016.

Business Outlook

Fanhua expects its operating income to be no less than RMB70 million for the second quarter of 2017. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its first quarter 2017 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on May 22, 2017
or 9:00 AM Beijing/Hong Kong Time on May 23, 2017

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 16213567

Additionally, a live and archived web cast of this call will be available at: http://ir.fanhuaholdings.com/events.cfm

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Exhibit 99.1

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of March 31, 2017, our distribution and service network consisted of 31 insurance agencies, two insurance brokerages and three claims adjusting firms, with 959 sales and service outlets covering 29 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit 99.1

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	240,242	362,213	52,623
Restricted cash	33,737	42,222	6,134
Short term investments	2,797,842	2,647,387	384,616
Accounts receivable, net	502,975	668,798	97,164
Insurance premium receivables	187	341	49
Other receivables	49,186	108,126	15,708
Amounts due from related parties	32,495	62,529	9,084
Other current assets	37,900	36,574	5,314
Total current assets	3,694,564	3,928,190	570,692

Non-current assets:
Property, plant, and equipment, net	31,414	30,393	4,416
Goodwill and intangible assets, net	181,549	172,986	25,132
Deferred tax assets	8,277	9,893	1,437
Investment in affiliates	294,576	310,788	45,152
Other non-current assets	28,188	28,188	4,095
Total non-current assets	544,004	552,248	80,232
Total assets	4,238,568	4,480,438	650,924

Exhibit 99.1

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2016	2017	2017
	RMB	RMB	US$

Current liabilities:
Accounts payable	278,188	491,043	71,339
Insurance premium payables	5,491	6,224	904
Other payables and accrued expenses	314,051	251,273	36,505
Accrued payroll	59,201	63,557	9,234
Income tax payable	90,188	109,191	15,864
Total current liabilities	747,119	921,288	133,846

Non-current liabilities:
Other tax liabilities	72,778	72,612	10,549
Deferred tax liabilities	14,577	14,404	2,093
Total non-current liabilities	87,355	87,016	12,642
Total liabilities	834,474	1,008,304	146,488
Ordinary shares	8,658	8,684	1,262
Additional paid-in capital	2,301,655	2,306,209	335,049
Statutory reserves	311,590	301,590	43,815
Retained earnings	1,018,928	1,098,668	159,616
Accumulated other comprehensive loss	(65,844)	(69,678)	(10,123)
Subscription receivables	(288,135)	(285,653)	(41,500)
Total The Company's shareholders’ equity	3,286,852	3,359,820	488,119
Non-controlling interests	117,242	112,314	16,317
Total equity	3,404,094	3,472,134	504,436
Total liabilities and equity	4,238,568	4,480,438	650,924

Exhibit 99.1

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2016	2017	2017
	RMB	RMB	US$
Net revenues:
Agency	697,471	1,269,002	184,362
Brokerage	143,106	133,793	19,438
Claims adjusting	67,287	64,585	9,383
Total net revenues	907,864	1,467,380	213,183
Operating costs and expenses:
Agency	(546,807)	(1,042,504)	(151,456)
Brokerage	(113,629)	(124,775)	(18,128)
Claims adjusting	(48,339)	(50,303)	(7,308)
Total operating costs	(708,775)	(1,217,582)	(176,892)
Selling expenses	(109,132)	(52,408)	(7,614)
General and administrative expenses	(109,955)	(134,188)	(19,495)
Total operating costs and expenses	(927,862)	(1,404,178)	(204,001)
(Loss) income from operations	(19,998)	63,202	9,182
Other income, net:
Investment income	16,460	10,288	1,495
Interest income	4,518	567	82
Others, net	5,241	1,611	234
Income before income taxes and income of affiliates	6,221	75,668	10,993
Income tax expense	(394)	(28,525)	(4,144)
Share of income of affiliates	10,090	17,669	2,567
Net income	15,917	64,812	9,416
less: net loss attributable to noncontrolling interests	(3,443)	(4,928)	(716)
Net income attributable to the Company’s shareholders	19,360	69,740	10,132

Exhibit 99.1

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2016	2017	2017
	RMB	RMB	US$
Net income per share:
Basic	0.02	0.06	0.01
Diluted	0.02	0.06	0.01
Net income per ADS:
Basic	0.34	1.20	0.17
Diluted	0.32	1.15	0.17

Shares used in calculating net income per share:
Basic	1,155,069,427	1,165,429,597	1,165,429,597
Diluted	1,202,524,286	1,213,183,900	1,213,183,900
Net income	15,917	64,812	9,416
Other comprehensive loss, net of tax: Foreign currency translation adjustments	(1,298)	(159)	(23)
Fair value changes	—	264	38
Share of other comprehensive loss of affiliates	(19,643)	(1,457)	(212)
Comprehensive (loss) income	(5,024)	63,460	9,219
Less: Comprehensive loss attributable to the noncontrolling interests	(3,443)	(4,928)	(716)
Comprehensive income attributable to the Company’s shareholders	(1,581)	68,388	9,935

Exhibit 99.1

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended
	March 31,
	2016	2017	2017
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	15,917	64,812	9,416
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	3,344	3,703	538
Amortization of intangible assets	1,317	8,563	1,244
Allowance for doubtful receivables	(690)	7,669	1,114
Compensation expenses associated with stock option	2,895	—	—
Investment income	(9,098)	(6,264)	(910)
Gain on disposal of subsidiaries	(3,030)	(1,302)	(189)
Loss (gain) on disposal of property, plant and equipment	2	(34)	(5)
Share of income of affiliates	(10,090)	(17,669)	(2,567)
Changes in operating assets and liabilities	22,140	(50,383)	(7,319)
Net cash generated from operating activities	22,707	9,095	1,322
Cash flows (used in) generated from investing activities:
Purchase of property, plant and equipment	(1,633)	(2,872)	(417)
Proceeds from disposal of property and equipment	24	38	5
Purchase of short term investments	(2,205,000)	(1,119,194)	(162,598)
Proceeds from disposal of short term investments	1,667,599	1,276,264	185,417
Disposal of subsidiaries, net of cash disposed	6,436	(6,517)	(947)
Increase in amounts due from related parties	—	(30,000)	(4,358)
Net cash (used in) generated from investing activities	(532,574)	117,719	17,102

Exhibit 99.1

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended
	March 31,
	2016	2017	2017
	RMB	RMB	US$
Cash flows (used in) generated from financing activities:
Acquisition of additional interest in subsidiaries	(1,200)	—	—
Proceeds on exercise of stock options	1	3,836	557
Net cash (used in) generated from financing activities	(1,199)	3,836	557

Net (decrease) increase in cash, cash equivalents and restricted cash	(511,066)	130,650	18,981
Cash, cash equivalents and restricted cash at beginning of period	1,132,851	273,979	39,804
Effect of exchange rate changes on cash and cash equivalents	(61)	(194)	(28)
Cash, cash equivalents and restricted cash at end of period	621,724	404,435	58,757
Interest paid	—	—	—
Income taxes paid	2,607	7,129	1,036

In November 2016, the FASB issued ASU No. 2016-18 ("ASU 2016-18"), Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The provisions of ASU 2016-18 are effective for reporting periods beginning after December 15, 2017 and are to be applied retrospectively; early adoption is permitted. We elected to early adopt ASU 2016-18 in the first quarter of 2017. In connection with the adoption of this update, we have reclassified RMB1.1 million of restricted cash from investing activities to the cash, cash equivalents, and restricted cash balance in the three-month period ended March 31, 2016 to be consistent with the 2017 presentation.

Exhibit 99.1

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.